

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2010

Dynamic Materials Corporation
Mr. Richard A. Santa, Sr. Vice President and Chief Financial Officer
5405 Spine Road
Boulder, CO 80301

> **Re: Dynamic Materials Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the quarter ended September 30, 2010**
> **File No. 1-14775**

Dear Mr. Santa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Adjusted EBITDA, page 31

1. In future filings please provide a more comprehensive explanation regarding the non-GAAP measure you are using, Adjusted EBITDA, including a more detailed explanation as to why the measure is meaningful for an investor. Additionally, please reconcile your Adjusted EBITDA to the most directly comparable GAAP measure, net income. Please refer to question 103.02 of Compliance and Disclosure Interpretations: Non-GAAP Financial Measures dated January 15, 2010 at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Liquidity and Capital Resources, page 35

Cash flow from operating activities, page 36

2. In future filings please provide a more comprehensive discussion which cites the underlying reasons for the changes in your operating cash flows, specifically your working capital accounts.

Form 10-Q for the period ended September 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Impact of Current Economic Situation on the Company, page 25

3. As highlighted in your discussion, we note a significant deterioration in net sales, gross profit, and net income during 2009 and thus far in 2010. While we note instances where you have highlighted this deterioration in the discussion of your results of operations, it appears that in future filings a more robust discussion of the downturn in the overall economy is necessary in order to provide readers with a better understanding of management's views regarding the downturn in the overall economy and its impact on the company and management's plans to address this impact. This discussion should provide more detailed information regarding your customers, quote-to-booking rates, expected trends, management's response for managing these events; potential future actions by management and any other detailed information that would help investors better understand how your operations, financial position and liquidity are being impacted by the current economic environment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief